Exhibit 99.3

[FORRESTER LETTERHEAD]

September 9, 2016

Gridsum Holding Inc.

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

To Whom It May Concern:

Forrester Research, Inc. (“Forrester”) consents to the inclusion of its name and the language set forth below in the Registration Statement on Form F-1 filed by Gridsum Holding Inc. and any related prospectus:

China has the world’s largest population of internet users. According to a report that we commissioned from Forrester Consulting, a third-party research organization, which we refer to as the Forrester report, China’s online population was already 717 million in 2015 and is projected to grow to 839 million by 2018.

According to the Forrester report, total technology spending by government agencies and businesses in China amounted to an estimated US$136 billion in 2015.

According to the Forrester report, software spending in China is estimated to be US$18.3 billion in 2015 and is expected to grow to US$24.6 billion in 2018. Software market in China is still small when compared to the US market, which has US$240 billion software spending in 2015.

The Forrester report forecasts that software spending on business technology goods and services in China will reach US$8.6 billion by 2018, up from an estimated US$6.2 billion in 2015.

Digital intelligence is the portion of the business technology goods and services market that Forrester defines as the capture, management and analysis of data to provide a holistic view of the digital customer experience and optimize online customer engagement. This market is under- penetrated in China. Implementation of digital intelligence solutions in China is driven by the need to create a personalized digital experience for customers, increase efficiency and save costs, and optimize customer engagement. According to the Forrester report, the digital intelligence market size was US$498 million in 2015, which was only 8.0% of software spending on business technology goods and services and 2.7% of total software spending in China. The digital intelligence market is expected to grow faster than the overall business technology goods and services market, and is expected to account for an increasingly larger share of business technology software spending.

Source: A commissioned report titled “Implement New Digital Tech To Drive Customer Success In China: Chinese Enterprises Scale And Optimize Customer Engagements With Digital Intelligence” prepared by Forrester Consulting for Gridsum Holding Inc. dated August 2016.

This consent is conditioned upon the inclusion in the Registration Statement and any related prospectus of the following language:

“The Forrester Consulting report described herein represents data, research, opinions or viewpoints prepared by Forrester Consulting for us and may not be representations of fact. We have been advised by Forrester Consulting that its study speaks as of its original date (and not as of the date of this prospectus) and any opinions expressed in the study are subject to change without notice.”

Forrester’s consent shall not be deemed an admission that Forrester is an expert whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

Forrester Research, Inc.

By	/s/ Naomi Sager

Name: Naomi Sager

Title: Manager, Citations